SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

March 3, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-1 (File No. 333-293520)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SMX (Security Matters) Public Limited Company hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (File No. 333-293520) so that it will become effective on Thursday, March 5, 2026 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Very truly yours,

SMX (Security Matters) Public Limited Company

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer